NSAR-B 2002
SUB-ITEM 77C Submission of matter to a vote of security holders.

A) A special meeting of security holders was held on Monday, December 30, 2002.

B)   The matter voted upon at the meeting was as follows:

     "Proposal to approve the Agreement and Plan of Reorganization between the Kenilworth Fund, Inc. and the AHA Investment Funds, Inc. and the transactions contemplated thereby."

C)   Affirmative Votes:  425,854.921 (83%)
     Negative Votes:     0